UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  April 27, 2005                      /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

--------------------------------------------------------------------------------



                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Centrasia Mining Corp. (FORMERLY BARADERO RESOURCES LIMITED) for the nine months ended February 28, 2006 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                   FEBRUARY 28,       MAY 31,
                                                       2006            2005
                                                         $               $

                                   A S S E T S

CURRENT ASSETS

Cash                                                  1,596,983          22,634
Amounts receivable and prepaids                          76,809           6,582
                                                   ------------    ------------
                                                      1,673,792          29,216
EQUIPMENT (net of accumulated
     depreciation of $8,406)                             76,546               -

OPTION ON BMC (Notes 3 and 4)                                 -         306,727

OPTION IN UNPROVEN MINERAL INTERESTS (Note 4)           784,794               -
                                                   ------------    ------------
                                                      2,535,132         335,943
                                                   ============    ============


                              L I A B I L I T I E S


CURRENT LIABILITIES

Accounts payable and accrued liabilities                 72,682         107,076
Indebtedness (Note 3)                                         -         418,125
                                                   ------------    ------------
                                                         72,682         525,201

PROMISSORY NOTE                                               -          25,000
                                                   ------------    ------------
                                                         72,682         550,201
                                                   ------------    ------------


                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 5)                                3,448,618          23,111

CONTRIBUTED SURPLUS (Note 7)                             68,625               -

DEFICIT                                              (1,054,793)       (237,369)
                                                   ------------    ------------
                                                      2,462,450        (214,258)
                                                   ------------    ------------
                                                      2,535,132         335,943
                                                   ============    ============

CHANGE OF NAME AND NATURE OF OPERATIONS (Note 1)

RECAPITALIZATION AND ACQUISITION (Note 3)


APPROVED BY THE DIRECTORS

/s/ DOUGLAS TURNBULL    , Director
------------------------
/s/ NICK DEMARE         , Director
------------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                         THREE MONTHS ENDED              NINE MONTHS ENDED
                                                            FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

EXPENSES

Accounting and administrative                            18,238               -          47,083               -
Amortization                                              8,544               -          10,493               -
Audit and legal                                           6,823           6,016          53,575          19,481
Corporate development                                    15,030               -          28,353               -
Corporate finance fee                                         -               -          65,000               -
Interest on indebtedness                                      -           8,011          11,532          15,482
Investor relations                                        7,500               -           8,750               -
Management fees                                          12,813          15,000          43,793          45,000
Office                                                    8,953           1,068          26,930          10,356
Professional fees                                        17,655           3,994          58,769           9,527
Property due diligence                                   62,174               -          62,174               -
Regulatory fees                                             803             332          10,880             332
Rent                                                      7,943           2,996          15,815           6,741
Salaries                                                 36,660               -          54,104               -
Shareholder costs                                           325               -             922               -
Stock-based compensation (Note 6)                        10,250               -          68,625               -
Transfer agent                                            2,234               -          17,876               -
Travel                                                   32,945           1,451          95,461           1,451
                                                   ------------    ------------    ------------    ------------
                                                        248,890          38,868         680,135         108,370
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (248,890)        (38,868)       (680,135)       (108,370)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                 7,643               -          10,799               -
Foreign exchange                                         (7,082)          4,283         (14,055)           (789)
                                                   ------------    ------------    ------------    ------------
                                                            561           4,283          (3,256)           (789)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (248,329)        (34,585)       (683,391)       (109,159)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.02)         $(0.02)         $(0.06)         $(0.15)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        16,190,023       2,160,100      11,216,748         727,877
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                         THREE MONTHS ENDED              NINE MONTHS ENDED
                                                            FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

DEFICIT - BEGINNING OF PERIOD                          (806,464)       (150,477)       (237,369)        (75,903)

Net liabilities of legal parent assumed at
    time of recapitalization (Note 3)                         -               -        (134,033)              -
                                                   ------------    ------------    ------------    ------------
                                                       (806,464)       (150,477)       (371,402)        (75,903)

LOSS FOR THE PERIOD                                    (248,329)        (34,585)       (683,391)       (109,159)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,054,793)       (185,062)     (1,054,793)       (185,062)
                                                   ============    ============    ============    ============

















          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                         THREE MONTHS ENDED              NINE MONTHS ENDED
                                                            FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                    (248,329)        (34,585)       (683,391)       (109,159)
Adjustments for items not involving cash
    Amortization                                          8,544               -          10,493               -
    Accrued interest on indebtedness                          -           8,011               -          15,482
    Accrued management services                               -           3,000               -           9,000
    Corporate finance fee                                     -               -          65,000               -
    Stock-based compensation                             10,250               -          68,625               -
                                                   ------------    ------------    ------------    ------------
                                                       (229,535)        (23,574)       (539,273)        (84,677)
Increase in amounts receivable                          (21,327)              -         (47,042)              -
Increase (decrease) in accounts payable
    and accrued liabilities                               6,566           4,056         (56,240)         17,687
                                                   ------------    ------------    ------------    ------------
                                                       (244,296)        (19,518)       (642,555)        (66,990)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Cash assumed on recapitalization                              -               -         404,139               -
Option on BMC, prior to acquisition                           -        (102,765)        (84,139)       (248,884)
Additions to equipment                                  (16,137)              -         (77,528)              -
Additions to unproven mineral interests                (107,287)              -        (176,435)              -
                                                   ------------    ------------    ------------    ------------
                                                       (123,424)       (102,765)         66,037        (248,884)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Advances from legal parent,
    prior to recapitalization                                 -               -          84,485               -
Indebtedness                                                  -         128,537         (18,125)        320,689
Issuance of common shares                                41,950             126       2,303,950             253
Issuance of preferred shares                                  -               -               -           1,014
Share issue costs                                             -               -        (219,443)              -
                                                   ------------    ------------    ------------    ------------
                                                         41,950         128,663       2,150,867         321,956
                                                   ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN CASH FOR THE PERIOD             (325,770)          6,380       1,574,349           6,082

CASH - BEGINNING OF PERIOD                            1,922,753          10,888          22,634          11,186
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                  1,596,983          17,268       1,596,983          17,268
                                                   ============    ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION - Note 9




          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
           INTERIM CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                     BULAKASHU         OTHER           TOTAL
                                         $               $               $

BALANCE - BEGINNING OF PERIOD                 -               -               -
                                   ------------    ------------    ------------
EXPENDITURES DURING THE PERIOD

    EXPLORATION COSTS

    Exploration office                   15,512               -          15,512
    Field supplies                          670               -             670
    Field work and related               13,592               -          13,592
    Fuel                                 12,733               -          12,733
    Geological                           39,527           2,295          41,822
    Geophysics                           13,319               -          13,319
    Laboratory and sampling               9,541               -           9,541
    Repair and maintenance                1,149               -           1,149
    Travel                                1,339               -           1,339
                                   ------------    ------------    ------------
                                        107,382           2,295         109,677
                                   ------------    ------------    ------------
    ACQUISITION COSTS

    Option payment                       46,440               -          46,440
    Amounts incurred or advanced
       to BMC prior to acquisition      380,677               -         380,677
    Issuance of common shares           248,000               -         248,000
                                   ------------    ------------    ------------
                                        675,117               -         675,117
                                   ------------    ------------    ------------
                                        782,499           2,295         784,794
                                   ------------    ------------    ------------
BALANCE - END OF PERIOD                 782,499           2,295         784,794
                                   ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       CHANGE OF NAME AND NATURE OF OPERATIONS

         On September 14, 2005, Baradero Resources Limited changed its name to Centrasia Mining Corp. (the "Company"). With the acquisition of 0724000 B.C. Ltd. ("724 BC"), as discussed in Note 3, the Company's principal business activity is the sourcing, exploration and development of mineral properties in the Kyrgyz Republic and other countries in Central Asia.

         The Company has not yet determined whether the unproven mineral interests contain ore reserves that are economically recoverable. The recoverability of the amounts shown for unproven mineral interests and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

         As at February 28, 2006, the Company had working capital of $1,601,110. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to continue to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These interim consolidated financial statements have been prepared in accordance with Canadian GAAP. These interim consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         The interim consolidated financial statements include the accounts of the Company and its significantly wholly- owned subsidiaries, 724 BC, a company continued into the Province of British Columbia, Magellan Holdings (BVI) Corp. and Magellan Gold (BVI) Inc. ("Magellan Gold"), both incorporated under the laws of the British Virgin Islands, and Bulakashu Mining Company Ltd. ("BMC"), a company formed under the laws of the Kyrgyz Republic.

         ESTIMATES

         The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         EQUIPMENT

         Equipment   is   recorded  at  cost  less   accumulated   amortization.
         Amortization is recorded on a declining balance basis at the following annual rates:

                           Field equipment           30%
                           Computer equipment        30%

         FOREIGN CURRENCY TRANSLATION

         Integrated foreign operations are translated using the temporal method. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         UNPROVEN MINERAL INTERESTS

         All costs related to the acquisition, exploration and development of unproven mineral interests are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related interest are reclassified as mining assets and amortized using the unit of production method. When an unproven mineral interest is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral interest is impaired, that interest is written down to its estimated net realizable value. A mineral interest is reviewed for impairment whenever events or changes in circumstances indicated that its carrying amount may not be recoverable.

         The amounts shown for mineral interests do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

         ASSET RETIREMENT OBLIGATIONS

         An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

         INCOME TAXES

         Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       RECAPITALIZATION AND ACQUISITION

         On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 724 BC and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one- for-one basis (the "Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

         724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. See Note
         4. The sole asset of BMC was a license permitting the exploration of an area in the north central part of the Kyrgyz Republic, covering approximately 240 square kilometres (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property. In order to exercise the Marsa Option in full 724 BC was required to make cash payments totalling US$120,000 and issue 1,025,000 common shares to Marsa, as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of $200,000 and US$2,200,000 (collectively the "Commitments"), on or before December 31, 2008. The Marsa Option provided for staged conversions of 724 BC's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005.

         The Company agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the Acquisition.

         The Company also agreed to purchase an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the "724 BC Indebtedness"), for which the Company would issue 1,900,000 units (the "Centrasia Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash.

         On September 14, 2005 (the "Effective Date"), the Company completed all of the transactions contemplated under the Acquisition and:

         (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC;

         (ii) issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of the 724 BC Indebtedness, and paid $37,975 of accrued interest on the 724 BC Indebtedness in cash;

         (iii) issued 233,338 common shares in respect of a finder's fee for the Acquisition; and

         (iv) issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC's share issuance obligations pursuant to the Marsa Option.

         724 BC also acquired effective control of BMC on the Effective Date. Immediately after the Effective Date, all of 724 BC's right, title and interest in the Marsa Option was transferred to Magellan Gold.

         The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       RECAPITALIZATION AND ACQUISITION (continued)

         (i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;

         (ii) control of the net assets and business of the Company was acquired on the Effective Date. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values, as follows:

                                                                         $

                  Cash                                                  389,631
                  Amounts receivable and prepaids                        15,566
                  Accounts payable and accrued liabilities              (20,715)
                                                                   ------------
                  Net working capital                                   384,482

                  Advances to 724 BC, eliminated on consolidation       109,485
                  Share subscriptions received,
                        eliminated on consolidation                    (628,000)
                                                                   ------------
                  Net liabilities assumed                              (134,033)
                                                                   ============

         (iii) the interim consolidated statements of operations and deficit and cash flow for the nine months ended February 28, 2006, include 724 BC's results of operations and cash flow for the nine months ended February 28, 2006, and the Company's results of operations and cash flow from the Effective Date. The comparative figures for the three and nine month periods ended February 28, 2005 and as at May 31, 2005 are those of 724 BC.

         Prior to completion of the corporate reorganization the Company incurred general and administration costs totalling $134,047 for the period June 1, 2005 to September 14, 2005.

         On completion of the Acquisition 724 BC also acquired effective control of BMC. On the date of the Acquisition 724 BC had recorded a total amount of $420,677 towards the Marsa Option comprising of $380,677 of amounts incurred or advanced to BMC and the issuance of 200,000 common shares at a fair value of $40,000. This acquisition was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of BMC have been recorded at their fair values, as follows:

                                                                         $

         Cash                                                            14,508
         Amounts receivable                                                 201
         Prepaids                                                         7,418
         Accounts payable                                                (1,131)
                                                                   ------------
         Net working capital                                             20,996

         Equipment                                                        9,511
         Unproven mineral interest                                      390,170
                                                                   ------------
         Net assets acquired                                            420,677
                                                                   ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       UNPROVEN MINERAL INTERESTS

                                                 FEBRUARY 28, 2006
                                   --------------------------------------------
                                    ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL
                                         $               $               $

         Bulakashu Gold Property        675,117         107,382         782,499
         Other                                -           2,295           2,295
                                   ------------    ------------    ------------
                                        675,117         109,677         784,794
                                   ============    ============    ============

         By agreement dated July 8, 2005, the Company, Magellan Gold, 724 BC, Marsa and BMC entered into the Marsa Option whereby Marsa granted to 724 BC the option to acquire a 100% interest in BMC from Marsa. BMC's sole assets are its unproven mineral interests located in the Kygryz Republic.

         In order to exercise the Marsa Option in full, 724 BC was required to make cash payments totalling US $120,000 and issue 1,025,000 common shares to Marsa as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of US $2,200,000 and $200,000, as follows:


                                       CASH            SHARE
         DATE                        PAYMENTS        ISSUANCES             COMMITMENTS
                                   ------------    ------------    ----------------------------
                                       US$                              US$              $

         Signing of agreements                -               -         110,000              -
         January 2, 2005                 40,000               -               -              -
         September 1, 2005               40,000               -               -              -
         Closing of Acquisition               -         200,000               -              -
         December 31, 2005                    -               -               -        200,000
         January 2, 2006                 40,000         200,000               -              -
         December 31, 2006                    -               -         690,000              -
         January 2, 2007                      -         250,000               -              -
         December 31, 2007                    -               -         650,000              -
         January 2, 2008                      -         375,000               -              -
         December 31, 2008                    -               -         750,000              -
                                   ------------    ------------    ------------    -----------
                                        120,000       1,025,000       2,200,000        200,000
                                   ============    ============    ============    ===========

         As at May 31, 2005, 724 BC had recorded a total of $306,727 towards the Marsa Option. See also Note 3.

         The Marsa Option provided for staged conversions of advances made by 724 BC to BMC into a participating interest in BMC at the end of each calendar year, beginning December 31, 2005. In the event 724 BC failed to meet any of its commitments or commits a material breach of the agreement, Marsa had the right to require 724 BC to return any participating interest of BMC received and forgive the Commitments. The Company had agreed to assume the share obligations of 724 BC under the Marsa Option. In addition, 724 BC transferred all of its rights, interest, obligation and liabilities under the Marsa Option to Magellan Gold. As at February 28, 2006, cash payments totalling US $120,000 had been made and 400,000 common shares have been issued.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       UNPROVEN MINERAL INTERESTS (continued)

         In November 2005, Marsa arranged for the recording of an exploration license on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic, in BMC. On November 23, 2005, the Company, Magellan Gold, BMC and Marsa entered into a memorandum of understanding (the "MOU"), replacing the Marsa Option, whereby BMC has agreed to transfer its ownership interest in the Bulakashu Gold Property, covering approximately 240 square kilometres back to Marsa. As a result BMC will now hold an option to aquire a 100% interest in the Bulakashu Gold Property from Marsa under the same terms as contemplated under the Marsa Option, and directly hold the exploration licenses on the Eastern Sary Jaz Property, covering approximately 912 square kilometres, and the Kokjar Property, covering approximately 238 square kilometres. The Company has agreed, upon receipt of regulatory approval and formal documentation, to issue 200,000 common shares of its capital stock to Marsa. On December 29, 2005, the Company received regulatory approval to complete the terms of the MOU. The Company is currently completing formal agreements.


5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value Issued:

                                                                                       NUMBER         AMOUNT
                                                                                     OF SHARES           $

         724 BC
         ------

         Balance, beginning of period                                                 3,700,100          23,111
                                                                                   ------------    ------------
         REVERSE TAKE-OVER TRANSACTION
         -----------------------------

         Adjustment of shares to reflect shares of the legal parent
             at time of recapitalization                                              2,101,523               -
         Issued for cash
             Private placement                                                        4,375,000         875,000
             Offering                                                                 3,076,923       2,000,000
             Exercise of warrants                                                       140,000          56,950
         Issued for agent's commission                                                  198,556         129,061
         Issued for corporate finance fee                                               100,000          65,000
         Issued for unproven mineral interest (Note 4)                                  400,000         248,000
         Issued for 724 BC indebtedness (Note 3)                                      2,000,000         400,000
         Issued for finder's fee                                                        233,338          46,668
                                                                                   ------------    ------------
                                                                                     12,625,340       3,820,679
         Less:  share issue costs incurred on recapitalization                                -        (233,672)
         Less:  share issue costs on private placement and Offering                           -        (161,500)
                                                                                   ------------    ------------
                                                                                     12,625,340       3,425,507
                                                                                   ------------    ------------
         Balance, end of period                                                      16,325,440       3,448,618
                                                                                   ============    ============


         (a) On September 14, 2005, the Company completed the recapitalization with 724 BC and issued 3,700,100 common shares of its share capital for 100% of the issued and outstanding common shares of 724 BC.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       SHARE CAPITAL (continued)

         (b) On September 14, 2005, the Company completed a non-brokered private placement and issued 4,375,000 units, for total gross proceeds of $875,000. Each unit comprised of one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share on or before September 14, 2007.

         (c) On October 28, 2005, the Company completed a short form offering (the "Offering") of 3,076,923 units, at a price of $0.65 per unit, for $2.0 million gross proceeds. Each unit comprised of one common share and one transferable warrant. Two warrants will entitle the holder to acquire an additional common share at a price of $0.78 per share on or before April 28, 2007.

                  The Company paid the agent a commission of $150,000, of which $20,939 was paid in cash and $129,061 was paid through the issuance of 198,556 units, a $7,500 administration fee and a corporate finance fee of 100,000 units at a fair value of $65,000. The Company also granted an option to the agent entitling it to acquire 307,692 units at a price of $0.78 per unit, for a period of 18 months. The units issued to the agent have the same term as the units issued under the Offering.

         (d) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at February 28, 2006 and the changes for the nine months ended February 28, 2006 is as follows:

                                                                      NUMBER

                          Balance, beginning of period                       -
                          Issued                                      7,962,739
                          Exercised                                    (140,000)
                                                                   ------------
                          Balance, end of period                      7,822,739
                                                                   ============

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at February 28, 2006:

                                           EXERCISE
                     NUMBER                  PRICE           EXPIRY DATE
                                               $

                     4,237,500                0.40           September 14, 2007
                     1,685,239                0.78           April 28, 2007
                     1,900,000                0.40           September 14, 2007
                  ------------
                     7,822,739
                  ============

         (e)      As at February 28, 2006, 4,202,452 shares are held in escrow

         (f)      See also Notes 3 and 4.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         On August 11, 2005, the Company received shareholder approval of a stock option (the "Plan"), which allows the Company to grant a maximum number of 2,500,000 stock options. The Company has granted stock options to its employees, directors and consultants to purchase 2,435,000 common shares. Stock options for 2,335,000 common shares vest over eighteen months and stock options for 100,000 common shares vest over twelve months. The Company recorded compensation expense of $68,625 on the vested portion.

         The fair value of stock options granted to employees, directors and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                 Risk-free interest rate                  3.21%
                 Estimated volatility                      79%
                 Expected life                          2.5 years
                 Expected dividend yield                    0%

         The weighted average fair value of all stock options granted during the period to the Company's employees, directors and consultants was $0.11 per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's stock options at February 28, 2006 and the changes for the nine months ended February 28, 2006 is presented below:

                                                                     WEIGHTED
                                                                      AVERAGE
                                                      OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE
                                                                         $

         Balance, beginning of period                         -            -
         Granted                                      2,435,000         0.22
                                                   ------------
         Balance, end of period                       2,435,000         0.22
                                                   ============

         The Company has also agreed, subject to Company shareholder approval, to grant stock options to consultants to purchase 300,000 common shares at a price of $1.15 per share for a term of five years.. As at February 28, 2006, the Company had not yet obtained Company shareholder approval.

         The following table summarizes information about the stock options outstanding and exercisable at February 28, 2006:

             NUMBER            NUMBER            EXERCISE
          OUTSTANDING        EXERCISABLE           PRICE       EXPIRY DATE
                                                     $

            2,335,000           583,750             0.20       August 11, 2010
              100,000            25,000             0.79       November 21, 2010
         ------------      ------------
            2,435,000           608,750
         ============      ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)

7.       CONTRIBUTED SURPLUS

         The Company's contributed surplus is comprised of the following:

                                                                   FEBRUARY 28,
                                                                       2006
                                                                         $

         Balance, beginning of period                                         -
              Stock-based compensation (Note 6)                          68,625
                                                                   ------------
         Balance, end of period                                          68,625
                                                                   ============


8.       RELATED PARTY TRANSACTIONS

         (a)      Effective   April  1,  2004,  the  Company   entered  into  an
                  employment agreement whereby the President is paid a base salary of $5,000 per month for an initial term of two years. The agreement will be automatically renewed for successive one year periods unless either party gives written notice of non-renewal.

                  During the nine months ended February 28, 2006, the President was compensated $52,675, of which $43,791 has been recorded by the Company as management fees and $8,884 has been capitalized to unproven mineral interests. As at February 28, 2006, $19,916 remained unpaid and included in accounts payable and accrued liabilities.

         (b) During the nine months ended February 28, 2006, the Company was billed $156,031 for professional services provided by directors and officers of the Company and $72,795 for legal services provided by an officer of the Company. As at February 28, 2006, $45,233 remained outstanding and was included in accounts payable and accrued liabilities.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the nine months ended February 28, 2006 and 2005 are as follows:

                                                       2006            2005
                                                         $               $
         Financing activities
             Common shares issued for:
                  corporate finance fee                  65,000               -
                  recapitalization costs                 46,668               -
                  unproven mineral interests            248,000               -
                  share issue costs                     129,061               -
             Share issue costs                         (129,061)              -
             Common shares issued for indebtedness      400,000               -
             Indebtedness                              (400,000)              -
                                                   ------------    ------------
                                                        359,668               -
                                                   ============    ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



9.       SUPPLEMENTARY CASH FLOW INFORMATION (continued)

                                                       2006            2005
                                                         $               $
         Investing activity
             Unproven mineral interests                (248,000)              -
                                                   ============    ============

         Operating activities
             Reorganization costs                       (46,668)              -
             Corporate finance fee                      (65,000)              -
                                                   ------------    ------------
                                                       (111,668)              -
                                                   ============    ============

         Other supplementary cash flow information:

                                                       2006            2005
                                                         $               $

         Interest paid in cash                           37,975               -
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 26 , 2006 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the nine months ended February 28, 2006, of Centrasia Mining Corp. (the "Company"). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

RECAPITALIZATION AND ACQUISTION

On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 0724000 B.C. Ltd. ("724 BC") and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for- one basis (the "Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometres (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property. In order to exercise the Marsa Option in full 724 BC was required to make cash payments totalling US$120,000 and issue 1,025,000 common shares to Marsa, as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of $200,000 and US$2,200,000 (collectively the "Commitments"), on or before December 31, 2008. The Marsa Option provided for staged conversions of 724 BC's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005.

The Company agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the Acquisition.

The Company also agreed to purchase an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the "724 BC Indebtedness"), for which the Company would issue 1,900,000 units (the "Centrasia Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash.

On September 14, 2005 (the "Effective Date"), the Company completed all of the transactions contemplated under the Acquisition and:

(i)      issued 3,700,100 common shares of its capital stock to acquire 724 BC;

(ii) issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of the 724 BC Indebtedness, and paid $37,975 of accrued interest on the 724 BC Indebtedness in cash;

(iii) issued 233,338 common shares in respect of a finder's fee for the Acquisition; and

(iv) issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC's share issuance obligations pursuant to the Marsa Option.

724 BC also acquired effective control of BMC on the Effective Date. Immediately after the Effective Date, all of 724 BC's right, title and interest in the Marsa Option was transferred to Magellan Gold.

The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the 724 BC Shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition is treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization. See "Selected Financial Data" for further discussion.

In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property, as described in "Exploration Update".

The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "CTM" and on the OTCBB under the symbol "CTMHF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION UPDATE

Work during this quarter on the Bulakashu Property consisted of the continuation of the compilation of exploration results from the 2005 Phase I Exploration program and preparing the scope and detail of the 2006 exploration program. As a result of the late start to the 2005 Phase I program, field crews were unable to complete all components of the proposed exploration program, specifically the detailed sampling of the Karabulak Prospect. A total of 604 surface grab and chip samples were collected from a number of the mineralized prospects on the property and and submitted for analyses. Additionally, a 112 line kilometre, 100 metre line spaced, ground magnetic survey was completed covering a 11 square kilometre area including the Karabulak, Otradny and Severny prospects.

Results from the 2005 sampling extend the known mineralization at Karabulak, and identified two new zones of mineralization, Karabulak New Zone 1 and New Zone 2. These two new showings are spatially associated with a large (4-5 kilometre) thrust fault that is associated with mineralization at Karabulak, and has been subsequently named the Karabulak Thrust Fault.

Immediately to the west of Karabulak, a total of ninety-five reconnaissance chip samples were collected and returned anomalous values of gold, extending the mineralization at the main Karabulak Prospect, 700 metres to the northwest. Of the ninety-five 1 metre chip samples collected, seventeen returned gold assays greater than 0.1 ppm Au. Of these seventeen samples, one sample returned an assay greater than 1.0 ppm Au, (2.97 g/t Au over a 1 metre chip sample).

The Karabulak New Zone 1, was identified approximately 2.5 kilometres to the northeast of the main Karabulak Prospect. Only a portion of the showing outcrops and further mechanical stripping and trenching will be required to fully expose the prospect. Of the one hundred reconnaissance 1 metre chip samples collected, six returned values between 0.1 and 0.3 ppm Au.

The Karabulak New Zone 2, occurs approximately 800 metres northwest of Karabulak. Mineralization occurs as a quartz stockwork associated with a parallel thrust fault, stratigraphically above the trend of the main Karabulak Thrust Fault. Forty-four reconnaissance, 1 metre chip samples were collected. A total of five samples assayed greater than 0.01 ppm Au, of these, only one sample (1.01 g/t Au) assayed greater than 1.0 ppm Au.

Investigation of a historic gold prospect known as Otradny, led to the discovery of a mineralized zone that is unlike the historic descriptions of the original Otradny showing. The historic description of Otradny described the showing as a discrete sulfide bearing quartz vein. Although the full extent of the mineralization could not be determined due to overburden, the Company's field staff describes the geology and gold mineralization at Otradny as a stockwork of quartz- pyrite veinlets within metavolcanics. Grab and chip sampling returned sporadic gold assays ranging from less than detection to 2.87 g/t Au. Of the sixty-six reconnaissance grab and chip samples collected at Otradny, five samples assayed greater than 1.0 g/t Au. Mineralization at Otradny is similar in style to Karabulak, but is situated stratigraphically above the Karabulak thrust and does not to appear to be related.

Approximately 1.3 kilometres to the west of Otradny, the Company's field crews identified a new prospect called the Otradny West Prospect, 1.3 km west of the main Otradny Prospect. Gold mineralization was identified in quartz veins up to 0.5m wide and within the adjacent altered granodiorite host. Twenty samples were collected from Otradny West, ten returned assays greater than 0.1 ppm Au. Of these ten samples, two assayed greater than 1.0 g/t Au, both from the from the quartz veins, 10.30 g/t Au and 2.97 g/t Au over a 1 metre chip sample. The extent and significance of the mineralization will be determined during the 2006 field season. This was as far west as the reconnaissance effort reached during the 2005 field season.

At the Severny Cu/Au Porphyry Prospect, access was improved by pushing through a bulldozer road from the main camp at Karabulak. A total of one hundred and two 1 metre chip samples were collected along the new road cut, from the altered and mineralized granodirite porphyry dykes and hornfelsed volcanics. Of these samples, 29 returned assays greater than 0.1 ppm Au, and one sample assayed greater than 1.0 g/t Au (1.11 g/t Au). Of these 29 samples, seven samples contained greater than 0.1% Cu, ranging from 0.14% Cu and averaging 0.39% Cu. Now that access has been gained to the Severny Prospect, the Company plans to carry out a mechanical trench program on the main porphyry body and conduct an I.P. survey this coming field season. The results of the 2006 field program will assist in the identification and selection of drill targets. The timing for drill testing the targets will be contingent on the completion and results of this summer's field program.

The 2006 exploration program will consist of completing exploration work that was unable to be completed in 2005 and continued follow up exploration to expand our knowledge base of the existing and new showings in order to identify drill targets for testing in the fall and in 2007. It is estimated that the company will spend US $700,000 on the Bulakashu Project during 2006.

In November 2005, the Company entered into a Memorandum of Understanding ("MOU") with Marsa whereby the Company will immediately acquire 100% ownership of BMC. The MOU replaces the Marsa Option, whereby the Company had the option to acquire BMC in stages over a period ending December 31, 2008. Under the MOU the Company and its wholly-owned subsidiary, BMC, can earn a 100% interest in the Bulakashu Property over a four year period by incurring exploration expenditures totaling approximately US $2.36 million on the Bulakashu Property, and by issuing 1,025,000 common shares of the Company and making cash payments totalling US $120,000 to Marsa. The Company is currently completing formal agreements.

In conjunction with this transaction, Marsa has caused BMC to be granted a license to explore the Eastern Sary Jaz Property in northeastern Kyrgyzstan. The Eastern Sary Jaz Property covers an area of 912 square kilometres along the Kyrgzstan-Kazakhstan border, approximately 110 kilometres east of Centerra Gold Inc.'s Kumtor Deposit. In consideration for the transfer of ownership of BMC and for the acquisition by BMC of the Eastern Sary Jaz Property, the Company has agreed to issue to Marsa 200,000 common shares.

The Eastern Sary Jaz Property occurs in the Tien Shan Metallogenic belt which extends from Uzbekistan in the west, through Tajikistan and Kyrgyzstan into northwestern China. The Tien Shan belt of rocks is a major metallogenic province, which is host to world class mesothermal gold deposits including the Kumtor Deposit. The Kumtor Deposit is hosted within Vendian rocks of the Jetymtau Formation consisting of pyritiferous black shales, phyllite, slate, conglomerate and siltstone. The favorable lithologic and structural terrain that Kumtor is situated in, is bound by two major northeast trending structures, the Nickolaev Line to the north and by Atbashi-Inylchek fault to the south. This favorable terrain extends northeastward from the Kumtor Deposit, approximately 110 kilometres, onto the Eastern Sary Jaz Property. The Company's exploration staff in Bishkek has been compiling historic data in order to assist with the development of a Phase 1 exploration program to be carried out on Eastern Sary Jaz Property during the summer of 2006. It is estimated that the total cost of the 2006 exploration program on Eastern Sary Jaz will be approximately US $70,000.

In February of 2006, the Company announced that BMC had been granted a license to explore the Kokjar Gold Silver Project. The Kokjar Project lies within the Tian Shan metallogenic province in northern Kyrgyzstan, which is host to a number of multi-million ounce gold deposits in Kyrgyzstan, including Centerra Gold Inc.'s (TSX-CG) 11 million ounce Kumtor Deposit, Oxus Gold Plc/Kyrgyzaltyn's 2 million ounce Jerooy Gold Deposit and the 2.5 million ounce Taldybulak Levoberezhny Gold Silver deposit.

The Kokjar Property covers an area of 238 square kilometres, encompassing a metamorphosed belt of volcanic and sedimentary rocks. Previous work by Soviet agencies and Cameco Corporation identified a series of high-grade gold and gold-silver-lead-zinc occurrences within the license area. The property is located approximately 300 kilometres east of the Kyrgyz capital, Bishkek and is road accessible. The nearest airport is 50 kilometres to the west at Cholpan Ata, the closest rail access is approximately 150 kilometres to the west at Balykchi. A small capacity power line is within 1.5 kilometres of the southern border of the property. Elevations on the property range from 2200 to 4140 metres ASL.

In 1998 Cameco Corporation ("Cameco") acquired the Kokjar license and held it until 2000. During this period, Cameco identified targets which the Company regards as high priority targets including the Quartz, Conglomerate, Skarn, Stockworks, West Baicorun, and East Baicorun. Only two drill holes (total of 215 metres) have been completed on the Quartz and Conglomerate targets.

The information reported below has been extracted from historic exploration data and summaries that the Company has been able to acquire. In some cases the historic exploration summaries emphasize the highest assay results from the most significant prospects identified by Soviet and Cameco geologists. Although the Company regards these results as a significant indication of the mineralization potential on the property, the results may be selective and may not be representative of all exploration work completed on the property. In the coming weeks, the Company will be acquiring more exploration data from the Kokjar project and a detailed compilation of this historic work will commence immediately in preparation for the coming field season.

Based on a preliminary assessment of the historical work on Kokjar, mineralization appears to be spatially associated with intrusive bodies and localized by structures, including thrust and normal faulting. Highlights from Cameco's exploration program included the following results from the four principal mineralization styles observed on the property.

         1. Felsic dikes with phyllic alteration. These range in size from 1 to 50 metres in width and from 40 to 1,000 metres in length, the highest reported assay being 2.8 g/t Au.

         2. Quartz and quartz-sericite veins, banded veins and stockworks. These range in size from 0.15 metres to 10 metres in width and from 100 to 400 metres in length. The highest reported assay being
              44.4 g/t Au.

         3.   Pyritized   and   silicified   shear   zones   in  the   volcanic,
              volcaniclastic and sedimentary rocks. The highest reported assay is 190.8 g/t Au and 232.0 g/t Au.

         4. Fractured, and pervasively pyritized and limonitized rocks of various composition. The highest reported assay is 41.6 g/t Au.

The Quartz Prospect consists of a thick sequence of sediments, intruded by diorite stocks. These sediments are weakly silicified and cut by a shear zone of unconfirmed width and length. One diamond drill hole was completed on the Quartz zone, intersecting a mineralized shear zone. Assay results from the shear zone returned 15.4 g/t Au over 4 metres, including a single sample of this interval assaying 55.1 g/t Au over 1 metre.

A second drill hole was targeted to intersect a silicified, pyritic shear zone at the Conglomerate Prospect and intersected 9 metres assaying 2.3 g/t Au. Significant surface trench channel sample results from the Conglomerate Showing include 2.8 g/t Au over 6 metres, 1.0 g/t Au over 7 metres, 1.3 g/t over 10 metres and 3.2 g/t Au over 2 metres.

A great deal of historic data exists in the State Agency of Geology's archive in Bishkek, Kyrgyzstan. The Company's exploration staff is in the process of acquiring and compiling all available data from the project in order to plan for the upcoming 2006 field season. It is estimated that the total cost of the 2006 exploration program on Kokjar will be approximately US $100,000.

In addition to the Company's currently held exploration properties, the Company has remained aggressive on the new project due diligence and acquisitions front. During the reporting period, the Company conducted due diligence on eight potential acquisition opportunities. Six of the projects were advanced/development base and precious metal projects in Kazakhstan and Kyrgyzstan and two exploration stage projects in Kyrgyzstan and Turkey. The Company will continue to strive towards the acquisition advanced stage project in the coming quarters.

SELECTED FINANCIAL DATA

The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

(i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;

(ii) control of the net assets and business of the Company was acquired on the Effective Date. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values, as follows:

                                                                         $

         Cash                                                           389,631
         Amounts receivable and prepaids                                 15,566
         Accounts payable and accrued liabilities                       (20,715)
                                                                   ------------
         Net working capital                                            384,482

         Advances to 724 BC, eliminated on consolidation                109,485
         Share subscriptions received, eliminated on consolidation     (628,000)
                                                                   ------------
         Net liabilities assumed                                       (134,033)
                                                                   ============

(iii) the interim consolidated statements of operations and deficit and cash flow for the nine months ended February 28, 2006, include 724 BC's results of operations and cash flow for the nine months ended February 28, 2006, and the Company's results of operations and cash flow from the Effective Date. The comparative figures for the three and six month periods ended February 28, 2005 and as at May 31, 2005 are those of 724 BC.

Prior to completion of the corporate reorganization the Company incurred general and administration costs totalling $134,047 for the period June 1, 2005 to September 14, 2005.

On completion of the Acquisition 724 BC also acquired effective control of BMC. On the date of the Acquisition 724 BC had recorded a total amount of $420,677 towards the Marsa Option comprising of $380,677 of amounts incurred or advanced to BMC and the issuance of 200,000 common shares at a fair value of $40,000. This acquisition was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of BMC have been recorded at their fair values, as follows:

                                                                         $

Cash                                                                     14,508
Amounts receivable                                                          201
Prepaids                                                                  7,418
Accounts payable                                                         (1,131)
                                                                   ------------
Net working capital                                                      20,996

Equipment                                                                 9,511
Unproven mineral interest                                               390,170
                                                                   ------------
Net assets acquired                                                     420,677
                                                                   ============

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP. The Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction 724 BC is deemed to be the purchaser and parent company for accounting purposes. The comparative figures are those of 724 BC.

                              ------------------------------------   -------------------------------------------------   ---------
                                           FISCAL 2006                                  FISCAL 2005                     FISCAL 2004
                              ------------------------------------   -------------------------------------------------   ---------
                                FEB. 29      NOV. 30      AUG. 31      MAY 31       FEB. 28      NOV. 30      AUG. 31      MAY 31
                                   $            $            $            $            $            $            $           $
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ---------

OPERATIONS:

Revenues                               -            -            -            -            -            -            -           -
Expenses                        (248,890)    (367,655)     (63,590)     (52,311)     (34,581)     (42,910)     (31,664)    (75,903)
Other Items                          561       (3,817)           -            -            -            -            -           -
Net income (loss)               (248,329)    (371,472)     (63,590)     (52,311)     (34,581)     (42,910)     (31,664)    (75,903)
Basic and diluted earnings
    (loss) per share               (0.02)       (0.03)       (0.02)       (0.04)       (0.02)     (429.10)     (316.64)  (2,371.97)
Dividends per share                    -            -            -            -            -            -            -           -

BALANCE SHEET:

Working capital (deficiency)   1,601,110    1,912,119     (568,593)    (495,985)    (427,327)    (289,661)    (143,132)    (67,158)
Total assets                   2,535,132    2,516,695      418,679      335,943      266,900      157,756       55,187      11,935
Total long-term liabilities            -            -            -            -            -            -            -           -
                              ------------------------------------   -------------------------------------------------   ---------



RESULTS OF OPERATIONS

On September 14, 2005, the Company completed all the transactions under the Acquisition as described in "Recapitalization and Acquisition" and "Selected Financial Data". The Acquisition was treated as a recapitalization and the consolidated interim financial statements represent a continuation of the legal subsidiary, 724 BC as the legal parent. Accordingly, as a public company, the Company has experienced a significant increase in costs during the nine months ended February 28, 2006.

During the nine months ended February 28, 2006, the Company recorded a loss of $683,391 ($0.06 per share) compared to a loss of $109,159 ($0.15 per share) for the nine months ended February 28, 2005 . The increase in the loss in 2006 is mainly attributed to the recapitalization of the Company conducted, effective September 14, 2005, the additional ongoing corporate costs as a public reporting and TSXV listed company, increased activities relating to the Company's exploration activities of its mineral properties in the Kyrgyz Republic and review of potential property acquisitions in Central Asia.

Total expenses of $680,135 were reported during the nine months ended February 28, 2006 ("2006"), an increase of $571,765, from $108,370 in the nine months ended February 28, 2005 ("2005"). Specific expenses of note during the 2006 and 2005 the are as follows:

         i) during 2006, the Company incurred accounting, management and administrative fees of $47,083 (2005 - $nil) provided by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;

         ii) during 2006, the Company incurred audit fees of $12,260 and legal fees of $41,315 mainly due to the Acquisition transaction and increased corporate activities and filings;
         iii) in September 2005, the Company issued 100,000 common shares, at a fair value of $65,000, to Canacccord Capital Corporation for corporate advisory services;
         iv) incurred travel costs of $95,461 and general exploration costs of $62,174 mainly for review of potential properties in Kyrgyz Republic and Central Asia and Company site visits. Members of management and certain directors also travelled to Europe to discuss financing opportunities for the Company;
         v) effective April 1, 2004, the Company entered into an employment agreement whereby the President is paid a minimal base salary of $5,000 per month. The Company incurred total management fees of $52,675 (2005 - $45,000), of which $43,791 (2005 - $45,000) has been recorded as management fees and $8,884 (2005 - $nil) has been capitalized to unproven mineral interests;
         vi) expenses such as transfer agent fees, regulatory fees, shareholder costs and office expenses have increased significantly due to the completion of the Acquisition and reporting requirements of a public company;

         vii)   during 2006, the Company incurred corporate development expenses of $28,353 for a market awareness and promotional campaign;
         viii)  effective  November 15, 2005,  the Company  retained Mr.  Jordan
                Shapiro to provide market awareness and investor relations activities. Mr. Shapiro is paid a monthly fee of $2,500. During 2006, the Company paid $8,750 to Mr. Shapiro;
         ix) during 2006, the Company paid salaries of $54,104 for the admin-istrative staff in the BMC office in the Kyrgyz Republic; and
         x) during 2006, the Company recorded a non-cash stock-based compensation charge of $68,625 on the vested portion of stock options granted to purchase 2,435,000 common shares. The calculation is based on the fair value of the stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During 2006, the Company reported interest and other income of $10,799 compared to Nil in 2005. The increase is attributed to higher levels of cash held during the nine months ended February 28, 2006.

During 2006, the Company spent $176,435 on exploration activities on its unproven mineral interests mainly on the Bulakashu Property. See "Exploration Update" for further discussion.

During the nine months ended February 28, 2006, the Company completed a private placement of 4,375,000 units for proceeds of $875,000 and a short-form offering of 3,076,923 units for proceeds of $2,000,000.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at February 28, 2006, the Company has working capital of $1,601,110. The Company has sufficient funds to conduct the 2006 field exploration work program on the Bulakashu Property (approximately US $700,000), the Eastern Sary Jaz Property (US $70,000) and the Kokjar Property (US $100,000) and provide general working capital to the end of 2006. However, it may require additional funding to identify and acquire new mineral properties and conduct exploration activities, and or investigate new business opportunities. If needed, the Company would be required to conduct additional financings; however, there is no assurance that funding will be available on terms acceptable to the Company or at all.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

On September 14, 2005, the Company completed the terms of the Acquisition. As a result, the critical accounting estimates are as follows:

UNPROVEN MINERAL INTERESTS

All costs related to the acquisition, exploration and development of unproven mineral interests are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related interest are reclassified as mining assets and amortized using the unit of production method. When an unproven mineral interest is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral interest is impaired, that interest is written down to its estimated net realizable value. A mineral interest is reviewed for impairment whenever events or changes in circumstances indicated that its carrying amount may not be recoverable.

The amounts shown for mineral interests do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

ASSET RETIREMENT OBLIGATIONS

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

CHANGES IN ACCOUNTING POLICIES

With the completion of the Acquisition the Company adopted a number of significant accounting policies, as noted in "Critical Accounting Estimates".

TRANSACTIONS WITH RELATED PARTIES

(a) On April 1, 2004, the Company entered into an employment agreement whereby the President is paid a base salary of $5,000 per month for an initial term of two years. The agreement was renewed on April 1, 2006, and will be automatically renewed for successive one year periods unless either party gives written notice of non- renewal.

         During the nine months ended February 28, 2006, the President was compensated $52,675, of which $43,791 has been recorded by the Company as management fees and $8,884 has been capitalized to unproven mineral interests. As at February 28, 2006, $19,916 remained unpaid and included in accounts payable and accrued liabilities.

(b) During the nine months ended February 28, 2006, the Company was billed $156,031 for professional services provided by directors and officers of the Company and $72,795 for legal services provided by an officer of the Company. As at February 28, 2006, $45,233 remained outstanding and was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

INVESTOR RELATIONS ACTIVITIES

Effective November 15, 2005, the Company retained Mr. Jordan Shapiro to provide market awareness and investor relations activities. Mr. Shapiro is paid a monthly fee of $2,500 and the arrangement may be cancelled by either party on 30 days notice. During the nine months ended February 28, 2006, the Company paid $8,750 to Mr. Shapiro. The Company also granted Mr. Shapiro stock options to purchase 100,000 common shares of the Company at a price of $0.79 per share, expiring November 21, 2010. As at April 26, 2006, 25,000 of the options had vested.

The Company maintains a webiste at WWW.CENTRASIAMINING.COM and updates it on a continuous basis.

Effective February 8, 2006, the Company retained Accent Marketing Ltd. ("Accent") as its European investor relations representative. Accent's sole remuneration is a stock option granted by the Company, and subject to Company shareholder approval, to purchase up to 200,000 common shares at $1.15 per share for a period of five years. As at February 28, 2006 the Company had not yet obtained Company shareholder approval.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at April 26, 2006, there were 16,452,414 issued and outstanding common shares, 180,718 agent's options at an exercise price of $0.78, 2,435,000 stock options outstanding and exercisable at exercises prices ranging from $0.20 to $0.75 per share and 7,822,739 warrants outstanding at exercise prices ranging from $0.40 to $0.78 per share. The Company has also granted 300,000 stock options, , subject to Company shareholder approval, at an exercise price of $1.15 for term of five years.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Turnbull, the President and Chief Executive Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the issuer) for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  April 27, 2006


/s/ Douglas Turnbull,
-----------------------------------
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, a Director and the Chief Financial Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the issuer) for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  April 27, 2006


/s/ NICK DEMARE
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Nick DeMare,
Director & Chief Financial Officer

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